UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 09, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement dated 09 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 09, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 09, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

9 November 2010

Barclays PLC

Interim Management Statement

"Our income and profit performance was resilient for the first nine months of 2010 despite a subdued economic environment and moderate volumes. We continued to invest in a number of our businesses on a pay-as-you-go basis with a view to increasing future returns on equity. Our loan loss rate and overall impairment charge have improved further in the third quarter.

Our capital, leverage and liquidity ratios remain strong. We are well equipped to deal with regulatory change as Basel III is implemented between now and 2019.

 We understand what is required of us to support private-sector led economic activity and have lent some £35bn to UK households and businesses in 2010, an increase of over 30% versus the same period in 2009."

John Varley, Group Chief Executive

	Nine Months Ended	Nine Months Ended
Group Unaudited Results	30.09.10	30.09.09
	£m	£m	% Change
Total income net of insurance claims	22,872	22,358	2
Impairment charges and other credit provisions	(4,298)	(6,214)	(31)
Net income	18,574	16,144	15
Operating expenses	(14,476)	(12,233)	18

Profit before tax	4,274	4,107	4

Own credit charge	96	1,298	(93)
Gains on acquisitions and disposals	(134)	(178)	(25)
Gains on debt buy-backs	-	(1,249)	nm
Adjusted profit before tax	4,236	3,978	6

Profit after tax	3,206	3,161	1

Profit attributable to equity holders of the parent	2,480	2,489	nm

Basic earnings per share	21.3p	23.0p	(7)
Diluted earnings per share	19.9p	21.8p	(9)
Dividend per share	3.0p	1.0p	nm

Performance Measures
Return on average shareholders' equity	6.7%	8.7%	nm
Return on average tangible shareholders' equity	8.1%	12.0%	nm
Return on average risk weighted assets	1.1%	1.0%	nm
Cost:income ratio	63%	55%	nm
Cost:net income ratio	78%	76%	nm
Cost:income ratio (excluding own credit)	63%	52%	nm
Cost:net income ratio (excluding own credit)	78%	70%	nm

Capital and Balance Sheet	30.09.10	30.06.10	% change
Core Tier 1 ratio	10.0%	10.0%	nm
Risk weighted assets	£405bn	£395bn	3
Adjusted gross leverage	21x	20x	nm
Group liquidity pool	£162bn	£160bn	1
Net asset value per share	418p	412p	nm
Net tangible asset value per share	345p	338p	nm

Q310 Interim Management Statement

Performance Summary

• Group profit before tax for the year-to-date of £4,274m up 4% (2009: £4,107m)

• Profit before tax for Q3 excluding own credit of £1,274m, up from £1,174m for Q2

• Income for the year-to-date of £22,872m up 2% (2009: £22,358m)

• Impairment of £4,298m down 31% (2009: £6,214m) giving a year-to-date annualised loan loss rate of 110bps (2009: 151bps)

• Net income of £18,574m up 15% (2009: £16,144m)

• Operating expenses of £14,476m up 18% (2009: £12,233m) reflecting continued investment in the businesses

• Annualised net interest margin for GRB, Barclays Corporate, Barclays Wealth and Absa up slightly versus the first half

• Core Tier One ratio of 10.0%

• Wholesale term issuance of £28bn in first nine months and strong liquidity maintained

• Increased gross new lending to UK households and businesses of £35bn, including Standard Life Bank (2009: £26.1bn)

• Third interim dividend of 1.0p per share, making 3.0p for the year-to-date

Group Performance and Returns

Group profit before tax for the nine months ended 30th September 2010 was £4,274m up 4% (2009: £4,107m). Excluding movements on own credit, gains on acquisitions and disposals and gains on debt buy-backs, profit before tax increased 6% to £4,236m (2009: £3,978m). Income increased 2% to £22,872m (2009: £22,358m) in part reflecting the subdued macroeconomic environment. Impairment charges improved 31% to £4,298m (2009: £6,214m), while operating expenses increased 18% to £14,476m (2009: £12,233m). The increase in operating expenses principally reflected continuing increased investment in the Group's businesses of £917m, increased regulatory charges and infrastructure costs of £599m and increased pension charges of £224m.

Profit before tax for Q3 was £327m which included an own credit charge of £947m. Excluding own credit, profit before tax improved to £1,274m in Q3 from £1,174m in Q2, with a decrease in profit at Barclays Capital more than offset by an increase across other businesses. Performance for each quarter since 1st January 2009 is set out in Appendix I.

Capital, Leverage and Liquidity

As at 30th September 2010, the Group had a Core Tier 1 ratio of 10.0% (30th June 2010: 10.0%). On 8th October 2010, warrants were exercised resulting in the issue of 131m ordinary shares in Barclays PLC for a consideration of £260m. This would have increased the Core Tier 1 ratio as at 30th September 2010 by 6bps.

Risk weighted assets increased 3% to £405bn from £395bn as at 30th June 2010. The net tangible asset value per share increased to 345p (30th June 2010: 338p).

Adjusted gross leverage was 21x as at 30th September 2010 and has moved in the range of 20x to 24x during the nine months to 30th September 2010, reflecting normal fluctuations in trading activities.

The Group liquidity pool as at 30th September was £162bn (30th June 2010 £160bn), of which £149bn was in FSA-eligible pool assets (30th June 2010 £146bn). The cost of maintaining this pool for the first nine months of 2010 was close to £700m. Taking the latest proposed Basel III liquidity metrics and applying them to the Group balance sheet as at 30th September, our short term Liquidity Coverage Ratio (LCR) is 84%.

At the beginning of 2010, the Group had £4bn of publicly issued term debt and £11bn of term structured notes maturing during the year. Year-to-date the Group has issued approximately £28bn of term funding, across our senior unsecured, structured and covered bond platforms. During the year-to-date the Group has also accelerated repayment of liabilities under certain central bank facilities.

Q310 Interim Management Statement

Profit Before Tax by Business

	Nine Months Ended	Nine Months Ended
	30.09.10	30.09.09
	£m	£m	% Change
UK Retail Banking	734	610	20
Barclaycard	561	570	(2)
Western Europe Retail Banking	(34)	237	nm
Barclays Africa	106	93	14
Global Retail Banking	1,367	1,510	(9)

Barclays Capital	3,218	1,416	127
Barclays Corporate	(414)	300	nm
UK & Ireland	575	624	(8)
Continental Europe	(712)	(26)	nm
New Markets	(277)	(298)	7
Barclays Wealth	122	112	9
Investment Management	55	2	nm
Absa	448	372	20
Head Office Functions and Other Operations	(522)	395	nm
Profit before tax	4,274	4,107	4

Business Commentary

Global Retail Banking profit before tax for the nine month period fell by 9% to £1,367m (2009: £1,510m). Income was broadly flat at £7,824m (2009: £7,755m) reflecting business growth, offset by a decline in net interest margin and lower fee and commission income. Impairment charges improved by 9% resulting in improved risk adjusted margins. Operating expenses increased by 10% reflecting higher pension charges, in part a result of lower pension credits of £146m (2009: £213m), as well as the impact of acquisitions and higher ongoing regulatory-related costs. The performance of the businesses within Global Retail Banking is summarised below:

•     UK Retail Banking profit before tax increased 20% to £734m (2009: £610m), including a £100m gain on the acquisition of Standard Life Bank. A solid increase in income reflected strong balance sheet growth. Including Standard Life Bank, net mortgage lending was £4.8bn, with gross mortgage lending of £20.6bn. Impairment charges improved year-on-year reflecting the better economic environment. Operating expenses increased mainly as a result of increased pension charges.

•     Barclaycard profit before tax was broadly unchanged at £561m (2009: £570m). A moderate decline in income reflected the impact of the Credit Card Act in the US. Impairment charges improved, reflecting in particular a reduced 90 day delinquency rate in the US. Operating expenses increased principally due to higher pension charges. Profit before tax demonstrated a positive quarterly improvement during 2010, with Q3 improving by 23% compared to Q2.

•     Western Europe Retail Banking incurred a loss of £34m (2009: profit of £237m) as the economic environment continued to be very challenging. The majority of the decrease was due to lower gains on acquisitions and disposals in 2010. Income decreased 8% due to continued liability margin compression and lower treasury interest income, partially offset by increases from the growth in the credit cards business. Impairment charges improved by 9%. Operating expenses increased due to investment in developing the franchise in Portugal and Italy, in particular significant increases in the size of the branch networks, and costs associated with the expansion of the credit card businesses in these markets.

•     Barclays Africa profit before tax increased 14% to £106m (2009: £93m). The improvement in underlying profitability was stronger still given a one-off gain of £24m from sale of shares in Barclays Bank of Botswana Limited in 2009. Income increased as a result of improved net interest margins and trading income. Impairment charges improved significantly as a result of a better economic environment coupled with improved collections. Operating expenses increased reflecting continuing investment in infrastructure and higher staff-related costs.

Q310 Interim Management Statement

Barclays Capital profit before tax increased substantially to £3,218m (2009: £1,416m). Excluding own credit, profit before tax grew 22% to £3,314m (2009: £2,714m) and net income excluding own credit grew 21% to £9,392m (2009: £7,749m). Total income increased to £9,617m up 11% (2009: £8,671m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £240m (2009: £4,251m) and losses relating to own credit of £96m (2009: loss of £1,298m). Top-line income, which excludes these items, was £9,953m down 30% on the strong prior year performance. Fixed Income, Currency and Commodities top-line income of £6,896m declined 37%, reflecting lower contributions from Rates and Commodities, partially offset by improved performance in Foreign Exchange. Equities and Prime Services top-line income of £1,415m declined 23%, as growth in Cash Equities was more than offset by subdued market activity in European Equity Derivatives. Investment Banking revenues of £1,518m declined 2%.

Top-line income in the third quarter of 2010 was £2,827m, down 14% on the second quarter of 2010. Market conditions remained challenging in the third quarter of 2010, with income also affected by a seasonal reduction in activity. Lower demand led to Q3 on Q2 declines in the Fixed Income, Currency and Commodities business of 14% and the Equities and Prime Services businesses of 36%, which more than offset a 9% increase in the contribution from Investment Banking activities.

Impairment charges of £321m for 2010 were significantly improved (2009: £2,220m). Operating expenses increased 21%, broadly in line with the increase in net income excluding own credit. This largely reflected the continuing build-out of our sales, origination, trading and research activities, and increased charges relating to prior year compensation deferrals. Cost to net income (excluding own credit) was 65%. The compensation charge represented 43% of income excluding own credit, compared to 42% for the six months to 30th June 2010.

Barclays Corporate recorded a loss before tax of £414m (2009: profit of £300m). Losses within Continental Europe and New Markets more than offset the profit in the UK & Ireland.

•     UK & Ireland profit before tax decreased 8% to £575m (2009: £624m). Excluding the benefits of the 2009 buy-back of securitised debt of £85m, profits increased by 7% (£36m). Operating expenses increased, mainly as a result of higher pension charges. Impairment charges were 31% lower.

•     Continental Europe loss before tax increased to £712m (2009: £26m) principally driven by higher impairment charges in Spain. The impairment charge in Spain for Q3 was £198m, following a charge of £553m for H1. Income declined mainly reflecting lower levels of net interest income in Spain.

•     New Markets loss before tax decreased to £277m (2009: £298m) including restructuring costs of £94m. Excluding restructuring, loss before tax reduced as lower income, reflecting reduced risk appetite, was more than offset by lower impairment charges.

Barclays Wealth profit before tax increased 9% to £122m (2009: £112m). Strong income growth was driven by the High Net Worth businesses. Impairment charges were slightly lower than in 2009. We continue to invest in the Barclays Wealth strategic investment programme and investment costs are anticipated to be approximately £80m in H2 versus £33m in H1. Client assets increased 5% to £158bn since the year end.

Investment Management profit before tax was £55m (2009: £2m) principally reflecting dividend income from the 19.9% holding in BlackRock, Inc. The value of this holding of 37.567m shares as at 30th September 2010 was recorded at £4,061m (30th June 2010: £3,604m). The available for sale reserve impact relating to this investment as at 30th September 2010 was £1.4bn and is already reflected in our Core Tier 1 ratio.

Absa profit before tax increased 20% to £448m (2009: £372m), reflecting a credit relating to the Group's recognition of a pension surplus and the appreciation of the Rand against Sterling. In Rand terms, income was broadly flat, impairment charges improved while operating expenses increased.

Head Office Functions and Other Operations recorded a loss before tax of £522m (2009: gain of £395m) principally reflecting the non-recurrence of the gain of £1,164m on debt buy-backs in the first nine months of 2009.

Q310 Interim Management Statement

Impairment

Impairment charges and other credit provisions improved significantly to £4,298m (2009: £6,214m). Impairment charges on loans and advances fell by 25% to £4,187m (2009: £5,563m). The annualised loan loss rate for the first nine months reduced to 110 bps (2009: 151bps).

The reduction in impairment on loans and advances was primarily due to lower charges in:

• Retail portfolios, where impairments totalled £2,523m (2009: £2,942m) representing improved performances in the majority of the secured and unsecured portfolios.

• Wholesale portfolios, where impairments totalled £1,664m (2009: £2,621m) representing fewer large single name charges, partially offset by higher impairment charges in Spain.

Impairment charges on available for sale and reverse repurchase agreements were £111m (2009: £651m).

Total impairment relating to Barclays Capital credit market exposures reduced from £1,424m to £322m. The majority is reflected in the wholesale portfolios above, with the impairment on available for sale assets and reverse repurchase agreements reducing to nil (2009: £464m).

See Appendix II for more information on impairment and loan balances, and Appendix III for Barclays Capital Credit Market Exposures.

Current Trading

Group income in October was consistent with the run rate for the first nine months of the year. At Barclays Capital, top-line income in October was consistent with the run rate for the third quarter.

Dividends

It is our policy to declare and pay dividends on a quarterly basis. We will pay a third interim cash dividend for 2010 of 1p per share on 10th December 2010 giving a declared dividend for the year-to-date of 3p per share.

Q310 Interim Management Statement

Notes

• Unless otherwise stated, all disclosed figures relate to continuing operations.

•     Unless otherwise stated, the income statement analyses compare the nine months to 30th September 2010 to the nine months of 2009. Balance sheet comparisons, unless othewise stated, relate to the corresponding position at 30th June 2010.

•     The financial information on which this Interim Management Statement is based, and the credit market exposures and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2009 Annual Report. A glossary of terms is also set out in the 2009 Annual Report.

•     For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on Friday, 10th December 2010 to ADR holders on the record on Friday, 19th November 2010.

•     Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should contact The Plan Administrator to Barclays DRIP by writing to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 2055* from the UK or +44 (0)121 415 7004 from overseas. The completed form should be returned to The Plan Administrator to Barclays DRIP on or before Friday, 19th November 2010 by 5.00pm for it to be effective in time for the payment of the dividend on Friday, 10th December 2010. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP at the above address.

Timetable

Event	Date
Ex-dividend date	Wednesday, 17th November 2010
Dividend Record date	Friday, 19th November 2010
Dividend Payment date	Friday, 10th December 2010
2010 Full Year Results Announcement	Tuesday, 15th February 2011
Q1 2011 Interim Management Statement	Wednesday, 27th April 2011

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones / James Johnson	Howell James / Giles Croot
+44 (0) 20 7116 5752 / 7233	+44 (0) 20 7116 6060 / 6132

* Calls to this number are charged at 8p per minute if using a BT landline; other telephony provider costs may vary.

Q310 Interim Management Statement

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Q310 IMS Appendix I - Quarterly Results Summary

Group Results	Q310	Q210	Q110	Q409	Q309	Q209	Q109
	£m	£m	£m	£m	£m	£m	£m
Top-line income	7,413	7,678	8,117	7,453	8,189	10,419	9,299
Credit market (losses)/income	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income net of insurance claims (excl own credit)	7,238	7,563	8,167	7,287	7,445	8,771	7,440

Impairment charges - credit market writedowns	(11)	(120)	(191)	(245)	(254)	(416)	(754)
Impairment charges - other	(1,207)	(1,452)	(1,317)	(1,612)	(1,404)	(1,831)	(1,555)
Impairment charges and other credit provisions	(1,218)	(1,572)	(1,508)	(1,857)	(1,658)	(2,247)	(2,309)

Net income (excl own credit)	6,020	5,991	6,659	5,430	5,787	6,524	5,131

Operating expenses	(4,756)	(4,868)	(4,852)	(4,482)	(4,182)	(3,888)	(4,163)
Share of post tax results of associates & JVs	9	18	15	16	5	24	(11)
Gains on acquisitions and disposals	1	33	100	36	157	18	3
Profit before tax (excl own credit)	1,274	1,174	1,922	1,000	1,767	2,678	960

Own credit (charge)/gain	(947)	953	(102)	(522)	(405)	(1,172)	279
Profit before tax	327	2,127	1,820	478	1,362	1,506	1,239

Cost:income ratio (excl own credit)	66%	64%	59%	62%	56%	44%	56%
Cost:net income ratio (excl own credit)	79%	81%	73%	83%	72%	60%	81%
Basic earnings per share	0.4p	11.6p	9.3p	1.1p	6.6p	9.5p	6.9p

Barclays Capital Results	Q310	Q210	Q110	Q409	Q309	Q209	Q109
	£m	£m	£m	£m	£m	£m	£m
Fixed Income, Currency and Commodities	1,948	2,253	2,695	2,711	2,714	3,883	4,344
Equities and Prime Services	359	563	493	334	545	748	538
Investment Banking	501	461	556	643	459	751	335
Principal Investments	19	4	101	(46)	13	(107)	(3)
Top-line income	2,827	3,281	3,845	3,642	3,731	5,275	5,214
Credit market (losses)/income	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income (excl own credit)	2,652	3,166	3,895	3,476	2,987	3,627	3,355
Impairment charges and other credit provisions	(12)	(41)	(268)	(371)	(346)	(806)	(1,068)
Net income (excl own credit)	2,640	3,125	3,627	3,105	2,641	2,821	2,287
Operating expenses	(1,881)	(2,154)	(2,059)	(1,552)	(1,864)	(1,529)	(1,647)
Share of post tax results of associates & JVs	6	7	3	17	(3)	20	(12)
Profit before tax (excl own credit)	765	978	1,571	1,570	774	1,312	628

Own credit (charge)/gain	(947)	953	(102)	(522)	(405)	(1,172)	279
Profit before tax	(182)	1,931	1,469	1,048	369	140	907

Cost:income ratio (excl own credit)	71%	68%	53%	45%	62%	42%	49%
Cost:net income ratio (excl own credit)	71%	69%	57%	50%	71%	54%	72%

Q310 IMS Appendix II - Risk Management

Impairment Charges and Other Credit Provisions

	Nine Months Ended	Nine Months Ended
	30.09.10	30.09.09
	£m	£m
Impairment charges on loans and advances	4,117	5,537
Charges in respect of undrawn facilities and guarantees	70	26
Impairment charges on loans and advances and other credit provisions	4,187	5,563
Impairment charges on available for sale assets and reverse repurchase agreements	111	651
Impairment charges and other credit provisions	4,298	6,214

Annualised loan loss rate (bps)	110	151

Loans and Advances at Amortised Cost

As at 30.09.10	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	bp
Wholesale - customers	231,063	4,979	226,084	1,676	97
Wholesale - banks	45,068	51	45,017	(12)	(4)
Total wholesale	276,131	5,030	271,101	1,664	80

Retail - customers	231,001	6,820	224,181	2,523	146
Total retail	231,001	6,820	224,181	2,523	146

Total	507,132	11,850	495,282	4,187	110

As at 30.06.10
Wholesale - customers	234,738	5,007	229,731	1,214	103
Wholesale - banks	45,984	60	45,924	(6)	(3)
Total wholesale	280,722	5,067	275,655	1,208	86

Retail - customers	225,215	6,680	218,535	1,773	157
Total retail	225,215	6,680	218,535	1,773	157

Total	505,937	11,747	494,190	2,981	118

Total loans and advances to customers and banks gross of impairment allowances remained flat at £507,132m (30th June 2010: £505,937m). This reflected modest growth in loans and advances across the majority of retail portfolios and a reduction in wholesale exposures. The fall in the wholesale exposures was principally driven by Barclays Capital where loans and advances were lower as a result of a reduction in borrowings and a net appreciation in the value of Sterling relative to other currencies, partially offset by an increase in settlement balances and cash collateral held against derivative trades.

The annualised loan loss rate for the first nine months was lower at 110 basis points (30th June 2010: 118 basis points, 31st December 2009: 156 basis points) principally reflecting lower impairment charges and a rise in loan balances since 31st December 2009 from £472,155m to £507,132m.

Impairment allowances increased 1% to £11,850m (30th June 2010: £11,747m), primarily reflecting increases across the majority of retail businesses as delinquent assets continued to flow into later delinquency cycles and debt recovery. Wholesale allowances decreased, primarily driven by reductions in Barclays Capital and in Barclays Corporate in UK & Ireland, offset by increased allowances in Continental Europe taken against the Spanish corporate book.

Q310 IMS Appendix III - Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and writedowns presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in the secondary market and are therefore excluded from this disclosure.

The balances and writedowns to 30th September 2010 are set out by asset class below:

							Nine Months ended 30.09.10
US Residential Mortgages	As at 30.09.10	As at 30.06.10	As at 31.12.09	As at 30.09.10	As at 30.06.10	As at 31.12.09	Fair Value (Loss)/ Gain	Impairment (Charge)/ Release	Total (Loss)/ Gain
	$m1	$m1	$m1	£m1	£m1	£m1	£m	£m	£m
ABS CDO Super Senior	2,813	2,840	3,127	1,786	1,900	1,931	-	(92)	(92)
Other US sub-prime and Alt-A2	1,210	1,344	1,447	768	899	894	(37)	(50)	(87)
Monoline protection on US RMBS	-	-	9	-	-	6	(1)	-	(1)
Commercial Mortgages
Commercial real estate loans and properties	11,088	11,026	12,525	7,041	7,377	7,734	(247)	-	(247)
Commercial mortgage-backed securities2	248	293	352	157	196	218	(3)	-	(3)
Monoline protection on CMBS	29	29	49	18	19	30	24	-	24
Other Credit Market
Leveraged Finance3	7,830	7,489	8,919	4,972	5,011	5,507	-	(207)	(207)
SIVs, SIV -Lites and CDPCs	636	824	896	404	551	553	36	27	63
Monoline protection on CLO and other	2,981	3,074	3,443	1,893	2,057	2,126	(12)	-	(12)

Loan to Protium	12,081	12,513	12,727	7,671	8,372	7,859	-	-	-

Total credit market exposures	38,916	39,432	43,494	24,710	26,382	26,858

Total gross writedowns							(240)	(322)	(562)

During the period ended 30th September 2010, credit market exposures decreased by £2,148m to £24,710m (31st December 2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £2,050m and total writedowns of £562m, offset by foreign exchange rate movements of £464m, primarily relating to the appreciation of the US Dollar against Sterling.

Writedowns comprised £240m net fair value losses through income (2009: loss £4,251m) and £322m (2009: £1,424m) of impairment charges. Total writedowns included £180m (2009: £1,861m) against US residential mortgage positions, £226m (2009: £2,749m) against commercial mortgage positions, and £156m (2009: £1,065m) against other credit market positions.

The loan to Protium decreased in local currency between 31st December 2009 and 30th September 2010 due to principal repayments of $631m and interest payments of $306m more than offsetting accrued interest in the period. In October 2010, there was a principal repayment of $362m and an interest payment of $101m, further reducing the Protium loan balance. The loan to Protium was assessed for impairment at 30th September 2010, and no impairment was identified.

1 As the majority of exposure is held in US Dollars, except Leveraged Finance, the exposures above are shown in both US Dollars and Sterling.
2 31st December 2009 comparatives have been adjusted to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.
3 Includes undrawn commitments of £255m (31st December 2009: £257m).

Q310 IMS Appendix IV - Exposure for Selected Eurozone Countries

The tables below show the Group's exposures as at 30th September 2010, with comparatives to 30th June 2010, to selected Eurozone countries. The Group's net exposure to Greece remained less than £250m (30th June 2010: less than £250m).

The asset balances included in the tables below represent the Group's exposure to retail and corporate customers, including sovereign entities, in each of the respective countries.

Assets are stated gross of any trading portfolio and derivative liabilities and before any risk mitigation but net of impairment allowances and of derivative counterparty netting and collateral held.

Retail Portfolio

	As at 30.09.10		As at 30.06.10
	Loans and Advances at Amortised Cost	Contingent Liabilities and Commitments	Loans and Advances at Amortised Cost	Contingent Liabilities and Commitments
	£m	£m	£m	£m
Spain	19,073	1,105	18,124	1,805
Italy	15,393	1,036	14,239	945
Portugal	5,417	1,015	4,978	1,162
Ireland	141	4	142	19

Retail exposures mainly related to our domestic lending in Spain, Italy and Portugal, principally residential mortgages. The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs at 30th September 2010 in Spain of 56% (30th June 2010: 56%) and in Italy of 44% (30th June 2010: 44%). During the third quarter, credit risk loan balances in Spain and Italy increased by 6% to £719m (30th June 2010: £681m) and 13% to £542m (30th June 2010: £479m), respectively.

Wholesale Portfolio

	Loans and Advances at Amortised Cost		Assets Held at Fair Value
As at 30.09.10	Total	Of Which Government	Total	Of Which Government	Contingent Liabilities and Commitments
	£m	£m	£m	£m	£m
Spain	7,038	143	8,877	7,061	3,098
Italy	3,274	-	10,744	8,874	2,489
Portugal	2,587	12	2,480	1,337	1,639
Ireland	3,102	-	3,825	503	1,706

As at 30.06.10
Spain	7,167	133	8,731	6,403	3,182
Italy	3,159	-	10,466	8,606	1,546
Portugal	2,405	19	2,408	1,177	1,543
Ireland	3,324	-	3,160	328	1,482

Wholesale exposures related to Barclays Capital and Barclays Corporate activities in Spain, Italy, Portugal and Ireland covering a broad range of SME, corporate and investment banking activities, as well as Western Europe treasury operations' holdings of sovereign and corporate bonds in those countries. Loans and advances include exposures to the property and construction industry in Spain of £2,929m (30th June 2010: £3,029m), in Portugal of £713m (30th June 2010: £651m), in Ireland of £236m (30th June 2010: £219m) and in Italy of £86m (30th June 2010: £88m).

Assets held at fair value primarily comprise trading portfolio assets, which are highly liquid in nature, available for sale positions in high quality debt securities, and derivatives.

-ENDS-